02055856

HAWKEYE
GOLD CORPORATION

02 NOV -5 AM 8:18

October 10, 2002

SUPPL

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

NEWS RELEASE No.: 107

The Company has adopted a Stock Option Plan (the "Plan") pursuant to the policies of the TSX Venture Exchange. The Plan is subject to acceptance of required filings by the Exchange and shareholder approval, and will be presented to the shareholders at the Annual General Meeting of the Company to be held on November 15, 2002 (the "AGM").

At the AGM the shareholders will also be asked to approve a special resolution altering the Memorandum of the Company to:

(a) consolidate all of its common shares without par value on 4:1 basis;
(b) increase its post-consolidation authorized capital to 100,000,000 common shares; and
(c) change its name to "Hawkeye Gold and Diamonds Corporation" or such other name as may be acceptable to the Registrar of Companies and the Exchange;

and to authorize the Board of Directors of the Company, in their discretion, to proceed with or abandon the consolidation and name change so approved. The proposed consolidation and name change will be subject to the consent of applicable regulatory authorities, including the Exchange.

The Company also intends to seek disinterested shareholder approval to amend the exercise price of options held by insiders of the Company after the AGM or, if a consolidation is approved, after the consolidation, to $0.10 or such higher price as may be the Discounted Market Price as permitted by the policies of the Exchange at the time of the application to the Exchange. Insider options currently outstanding are exercisable at prices ranging from $0.10 to $0.20.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

dlw 11/14

President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

July 8, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

NEWS RELEASE No.: 106

June 2002 Drilling Results on YANKEE Property, Victoria Island, Nunuvat

Hawkeye Gold International Inc. ("HAWKEYE") announces that it has completed a 600-metre diamond drill program on its YANKEE property which totals approximately 64,000 acres located on Victoria Island, Nunuvat, Canada.

HAWKEYE drilled a total of four holes to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies, all of which are located within the northern one-third of the YANKEE claim block. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target which is a magnetic low anomaly. Subject to funding and availability of equipment, HAWKEYE intends to re-drill this target in the summer from the lakeshore. None of the holes encountered kimberlite. Character samples of core from each hole have been collected and will be subjected to petrographic and chemical analysis.

As discussed above, all the holes are situated on the northern one-third of the YANKEE property, which is the area investigated previously by a helicopter-borne magnetic survey on lines spaced 125 metres apart. It is recommended that this type of detailed survey be completed over the remainder of the YANKEE property.

HAWKEYE now owns a full 50% interest in the YANKEE property with its partner Diamonds North Resources Ltd. owning the remainder. HAWKEYE has commenced discussions with Diamonds North to explore the possibility of extending their partnership beyond the present limits of the YANKEE property.

A news release will follow with regards to possible acquisitions and to discuss future plans for the YANKEE property.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

June 17, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

NEWS RELEASE No.: 105

Drilling Started on YANKEE Property, Victoria Island, Nunuvat

Hawkeye Gold International Inc. (the "Company") is pleased to announce that on Friday, June 14, 2002 it began a 600 metre drill program on its YANKEE property which totals approximately 69,000 acres and is located on Victoria Island, Nunuvat, Canada.

Recently completed ground and ice geophysical surveys delineated a total of nine geophysical targets situated on the top one third of the property. Company geologists have chosen five of these targets for drilling. It is expected that the five-hole drill program will be completed in early July.

News will be forthcoming, as drill results are made available to the Company.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

June 6, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

NEWS RELEASE No.: 104

Corporate Finance appointment and options granted

The Company is pleased to announce that is has appointed Mr. Derek A. Huston as its new Vice-President, Corporate Finance. Mr. Huston brings over fifteen years of experience to the Company in raising capital for various public companies. HAWKEYE would like to take this opportunity to welcome Mr. Huston aboard.

The Company has granted stock options exercisable for five years to purchase up to 637,000 shares of the Company for $0.15 each to directors, senior officers and employees of the Company.

The appointment of Mr. Huston and the exercise of the options are subject to acceptance of required filings by the TSX Venture Exchange.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

May 28, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

NEWS RELEASE No.: 103

New Listing - Warrants begin trading at the opening on May 28, 2002

Hawkeye Gold International Inc. (the "Company") is pleased to announce that the non-flow-through warrants that were issued pursuant the Company's Short Form Offering Document dated April 26, 2002 have commenced trading on the TSX Venture Exchange effective at the opening, May 28, 2002. 4,534,666 warrants are issued and outstanding and one warrant entitles the holder to purchase one share at a price of $0.15 per share expiring on May 17, 2003. The warrants trade under the symbol HGO.WT.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624
Vancouver:	1-604-878-1339
Email:	haw@hawkeyegold.com
Web Site:	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 702 - 990 Beach Avenue, Vancouver, B.C., Canada V6Z 2N9
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

HAWKEYE
GOLD CORPORATION

May 27, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435
News Release No: 102

2002 work and drill program to commence on YANKEE Property, Victoria Island, Nunavut

Hawkeye Gold International Inc. (the "Company") is pleased to announce that it will fund an initial $250,000 diamond drill program to test a series of anomalies on the YANKEE diamond property (the "Property") which totals approximately 67,000 acres and is located on Victoria Island, Nunuvat, Canada.

The expenditure will increase HAWKEYE's current interest in the Property from 33 1/3% to 50% and reduce its joint venture partner Diamonds North Resources Inc. interest from 66 2/3% to 50%. Upon the Company earning a 50% interest it may become operator of the Property.

The plans for the work program include ground geophysical surveys over five lake-based targets and an anticipated four-hole, 600 metre drill program.

Mobilization of the camp is underway and is expected to be fully operational and staffed by May 30, 2002. Subject to weather conditions, the ground geophysical surveys are expected to begin on June 1 and should be completed by around June 3. The drill program is scheduled to commence on about June 5 and should be completed in the latter part of June.

A news release will follow confirming completion of the ground geophysical surveys and the start-up date for the drilling program.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE
GOLD CORPORATION

May 22, 2002

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435
News Release No: 101

HAWKEYE completes $680,200 financing

Hawkeye Gold International Inc. (the "Company") is pleased to announce that it has closed its Short Form Offering Document financing that was previously announced on April 25, 2002. The Offering qualified for distribution 4,534,666 Units at a price of $0.15 per share raising the Company gross proceeds of $680,200 or net proceeds of $603,153 (Cdn.) after payment of expenses and commission to the Company's agent Canaccord Capital Corporation (the "Agent"). Each unit consists of one common share and one common share purchase warrant. 2,504,400 of the units are flow-through units and 2,030,266 of the units are non-flow-through units. Each warrant can be exercised to acquire one additional common share which is not a flow-through share at an exercise price of $0.15 on or before May 17, 2003.

The Agent received 275,000 common shares in the capital of the Company for corporate finance services and Agent's Warrants to purchase up to 680,200 common shares in the capital of the Company at a price of $0.15 per share exercisable on or before May 17, 2003.

The Company intends to use flow-through funds totalling $375,660 to carry out work programs on its YANKEE property, located on Victoria Island, Nunuvat, Canada. The initial work program includes additional ground geophysical surveys and a four hole diamond drilling program covering established priority targets.

A news release will follow in the next few days disclosing commencement dates and specific details of the work programs.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624
Vancouver: 1-604-878-1339
Email: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.